Mail Stop 6010



September 8, 2005


Steven Cozine
Director and Chief Executive Officer
Zandaria Ventures Inc.
535 Thurlow Street, Suite 600
Vancouver, British Columbia
Canada V6E 3C2

Re:	Zandaria Ventures Inc.
	Amendment No. 1 to Registration Statement on Form SB-2
      Filed August 12, 2005
	File No. 333-127389

Dear Mr. Cozine:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Fee Table

1. Provide references to the specific provisions of Rule 457 on which you rely.

Table of Contents, page 4

2. We note that the "Risk Factors" section of your table of contents does not track the actual risk factors included in your prospectus.
For example, you have not included a risk factor indicating that your auditor has raised doubt about your ability to continue as a going concern. If your auditor has raised such a doubt, please revise your risk factors to describe the material risks of your ability to continue as a going concern. Also include a reference to your auditor`s doubts or conclusions in the "Summary" section of your prospectus and indicate whether you will need to raise funds within the next twelve months in order to continue your operations.

Summary, page 5

3. We note your use of industry terms such as "economic reserves," "economic mineralization," and "economic mineral deposit." Please revise your disclosure so that the meaning of these terms can be understood by investors who are not familiar with your industry.

4. We note that your prospectus summary indicates that your objective is to conduct mineral exploration activities for gold, silver and copper whereas other sections of your prospectus refer only to gold.
Please revise your prospectus so that your disclosure in this regard is consistent throughout your prospectus.

Risk Factors, page 6

5. Add a risk factor that addresses, if true, that your property has not been examined in the field by a professional geologist or mining engineer, detail the risks to investors.

6. Add a risk to address the fact that you have no employees.

Selling Securityholders, page 8

7. For each of the three private placements, disclose the per share price.

8. Correct the selling price for the shares in the last paragraph.

Directors, Executive Officers, Promoters and Control Persons, page
20

9. Relocate the "Certain Relationships and Related Transactions" disclosure to this section which covers related information. Expand the "Certain Relationships and Related Transactions" disclosure to describe the sale of $2,500,000 shares to Mr. Cozine for $2,500 and the outstanding cash advance made to him.

Interests of Named Experts and Counsel, page 15

10. We note your reference to the financial statements audited by Cinnamon Jang Willoughby & Company, Chartered Accountants and your reference to them as experts. However, we do not see where your auditors have provided consent to use its report on the financial statements or to the reference to them as experts. Please revise to include the consent from your independent registered accounting firm as an exhibit to the SB-2.

Description of Business, page 15

11. For your property, provide the disclosures required by Industry
Guide 7 (b).  In particular, provide:
* Any conditions that you must meet in order to obtain or retain title to the property.
* The source of power that can be utilized at the property.
Refer to Industry Guide 7 (b) (1)-(5) for specific guidance.
Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

12. Insert a small-scale map clearly showing the location and access to your property with an index map showing where the property is situated in relationship to a political boundary (i.e., the state or province, etc., in which it was located). Note that SEC`s EDGAR program now accepts digital maps, so please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for our review.

13. Please indicate why Mr. Cozine holds the claims in trust for the company. Indicate whether this is a common procedure and the reasons for such procedure. Describe any materials risks from this arrangement in your "Risk Factors" section.

14. Explain in the Summary and/or Risk Factors that you have paid
$2,500 toward the mineral claims purchase and still owe $17,500 to complete the acquisition.

15. Disclose the nature of your ownership or interest in the property. For example, if another party is the fee simple owner of the real property underlying the mineral claims, identify them and explain what rights they have to the property. If you do not have fee simple ownership of the property underlying the mineral claims, please describe any material risks from the ownership structure in your "Risk Factors" section. Disclose any other underlying agreements or interests in the property.

Geology Report, page 18

16. Disclose a brief geological justification written in non-technical language for Mr. Nicholson`s recommendation that you conduct an initial exploration program.

17. Please confirm whether the geology report described here is the one that Mr. Simpson was required to furnish pursuant to the mineral claims sale.

Plan of Operations, page 20

18. We note that your total expenditures over the next 12 months are expected to be approximately $57,600 and that as of March 31, 2005 you had $15,280 in cash. As such, please indicate how long you will be able to satisfy your cash requirements, state that you will have to raise additional funds within the next twelve months in order to effect your plan of operations, and describe your plans to do so. Refer to Item 303(a)(1)(i) of Regulation S-B.

Results of Operations for the period from inception through March
31,
2005, page 21

19. Revise the filing to provide disclosures regarding off-balance sheet arrangements as required by Item 303(c) of Regulation S-B.

Financial Statements

20. Please update the financial statements as required by Item
310(a)
of Regulation S-B. As such, you should amend your filing to provide an audited balance sheet as of a date within 135 days and corresponding audited statements of income, cash flows and changes in stockholders` equity. Please also update the financial statements as appropriate to comply with Item 310(g) of Regulation S-B.

21. Please revise the financial statements to remove the caption
"unaudited."

Report of Independent Registered Public Accounting Firm

22. Please have your auditor revise its report to identify the statement of stockholders` equity as having been audited. Refer to
Rule 2-02(a) of Regulation S-X.

23. Please have your auditor revise its report on the financial statements to specifically identify the period for which the statements of loss and deficit, stockholders` equity and cash flows are covered by this report. The report should specifically state the date of inception.

24. In Note 1, you state that the financial statements have been prepared on a going concern basis. In addition, your disclosures here and throughout the filing raise doubt as to your ability to continue as a going concern. Have your auditor tell us why it did not include an explanatory paragraph regarding the going concern. Please refer to AU Section 341. Have your auditor revise its report as appropriate.

Note 2 - Summary of Significant Accounting Policies

Mineral Property Costs

25. You state that costs of lease, acquisition, exploration, carrying and retaining unproven mineral properties are expensed as incurred.
Paragraph 9 of EITF 04-02 states that mineral rights are tangible assets and should be accounted for and reported as a separate component of property, plant and equipment. Please revise your filing to comply with EITF 04-02.

26. Further, we note your disclosure in Note 3 that you acquired a 100% interest in the three mineral claims for $20,000, of which $2,500 has been paid and the remaining $17,500 is due before April 5,
2006. We note you have only recorded the initial $2,500 payment in your financial statements. Tell us the basis for your conclusion that the additional $17,500 due in 2006 did not require any entry in the financial statements or revise the filing to reflect the full amount of the mineral claim as tangible assets with a corresponding liability for the remaining amount to be paid. Please also revise the filing to disclose any contingencies associated with the payment of the final $17,500.

Note 3 - Mineral Property

27. We note the date of the mineral property purchase and sale agreement here is "March 29 25, 2005" (sic), but the date of the agreement filed as an exhibit is April 5, 2005. Please reconcile.

Exhibit 5.1 - Legality Opinion

28. We will accept an opinion of counsel on a jurisdiction in which counsel is not admitted to practice so long as the opinion is not qualified as to jurisdiction, therefore, please delete the first sentence of the second to last paragraph of the opinion so that the opinion does not appear to be qualified as to jurisdiction.

29. Given the limitation in the last paragraph, that the opinion is
"as of the date hereof," please file a signed legal opinion which does not contain this limitation or which is dated as of the date you intend the registration statement to go effective.

30. Counsel should also consent to being named in the prospectus.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Dave Burton at (202) 551-3626, or Kevin
Vaughn
at (202) 551-3643, if you have questions regarding our comments on the financial statements and related matters. Please contact Tim
Buchmiller at (202) 551-3635 or me at (202) 551-3800 with
questions
regarding our comments on any other part of your filing.

      Sincerely,



      Peggy A. Fisher
      Assistant Director
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Steven Cozine
Zandaria Ventures Inc.
September 8, 2005
Page 7